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FOR IMMEDIATE RELEASE       CONTACT:
Friday, October 27, 2000    Kathleen Till Stange, Director of Investor Relations
                            (515) 226-6780, ktillstange@fbfs.com

      FBL FINANCIAL GROUP ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

WEST DES MOINES, IOWA, OCTOBER 27, 2000 - FBL FINANCIAL GROUP, INC. (NYSE:
FFG) today announced preliminary results of its tender offer which expired Thursday, October 26, 2000. Approximately 5,165,000 shares were tendered. FBL expects to purchase 1,101,462 of these shares, which represents a proration factor of approximately 21 percent. The number of shares and the proration are preliminary and are subject to verification by ChaseMellon Shareholder Services, L.L.C., which acted as the depository in the offer. The actual number of shares tendered and the final proration factor will be announced upon completion of the verification process. It is currently expected that payment for all shares purchased will be made on or about Wednesday, November 1, 2000.

The tender offer commenced on September 26, 2000. Under terms of the offer, FBL offered to purchase up to 1,101,462 of its Class A common shares at a fixed price of $20 per share, for a total of $22.0 million. At that same time, FBL announced a $53.0 million repurchase of 2,648,538 of its Class A common shares from 19 Farm Bureau associated shareholders, also at a set price of $20 per share. These two transactions represent a total repurchase of $75 million for 3,750,000 Class A common shares, which is approximately
12.57 percent of FBL's Class A common shares outstanding.

FBL Financial Group (www.fblfinancial.com) is a holding company whose primary operating subsidiaries include Farm Bureau Life Insurance Company and EquiTrust Life Insurance Company. FBL underwrites, markets and distributes life insurance, annuities and mutual funds to individuals and small businesses. FBL's three-pronged growth strategy includes (1) internal growth within its traditional Farm Bureau distribution network in 14 midwestern and western states, (2) alliances and consolidations with other Farm Bureau companies and (3) other alliances and consolidations.

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